

Mail Stop 4631

March 29, 2011

via U.S. mail and facsimile

Stuart A. Miller, CEO
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **RE: Lennar Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2010**
> **Filed January 31, 2011**
> **File No. 1-11749**

Dear Mr. Miller:

We have reviewed your response letter dated March 24, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

1. We note your response to comment 3 in our letter dated March 14, 2011. Specifically, we note your reference to your disclosure on page 34 that homebuilding revenues for the East increased because of an increase in the number of home deliveries in all of the states in this segment except for New Jersey. In future filings, please provide investors with an explanation as to why the number of home deliveries increased in all of the states in the East except for New Jersey. Similarly, please explain why home deliveries in all of the states in Central decreased except for Colorado. If you believe this discussion and analysis has been provided in another

section of the Form 10-K, please provide investors with a cross reference to the discussion and analysis. Please refer to Item 303(A)(3)(i) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

2. We note your response to comment 4 in our letter dated March 14, 2011. In future filings, please provide investors with a discussion and analysis of material changes in the mix of homes sold by reportable segment that materially impact homebuilding revenues and/or gross margins on home sales by reportable segment. To the extent that you are shifting your focus on the mix of homes to be offered and/or sold in any of your reportable segments, please also provide investors with a discussion and analysis of the impact in this shift in mix of homes. Please refer to Item 303(A)(3)(ii) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

8. Rialto Investment Segment, page 103

3. We note your response to comment 8 in our letter dated March 14, 2011. Please provide us with your analysis that the fees you receive under the agreement regarding your management of the two LLCs and the servicing of the loans are variable interests in the two LLCs. Please refer to ASC 810-10-55-37 for guidance. Please also provide us with an understanding of your business purpose for holding the 40% equity interest in the two LLCs.

4. We note your conclusion that you have the power to direct the activities that most significantly impact the LLCs' economic performance. We further note your determination that the LLCs' activities that most significantly impact their economic performance are (a) servicing and disposition of mortgage loans and real estate obtained through foreclosure of loans; (b) restructuring of loans; and (c) the other planned activities associated with monetizing of loans. Based on the types of transactions that require the FDIC's prior approval, it is unclear from the information provided in your response letter how you determined that you have the power over the servicing and disposition of mortgage loans, restructuring of loans, and other monetizing of loans activities. Please provide us with a comprehensive explanation as to how these approval rights represent activities that are fundamental changes in the LLCs' activities rather than activities that most significantly impact the LLCs' economic performance. Please also provide us with a comprehensive understanding of the power you do have over these activities. Please provide us with the specific references to the managing of the LLCs and the servicing of the corresponding loans agreement that provide you and the FDIC with the rights described in your analysis.

5. Please provide us with a copy of the agreement between you and the FDIC for the managing of the LLCs and the servicing of the corresponding loans.

6. Please provide us with an understanding as to how you would be removed from your role in managing the LLCs and servicing the loan portfolio, if the FDIC does not have the unilateral power to terminate your role. Please provide us with the specific section(s) in the agreement that reference the mechanisms for your termination. Please refer to ASC 810-10-25-38C. If you do not believe the FDIC's kick-out rights to be substantive, please provide us with a detailed explanation as to why.

7. Please provide us with a detailed understanding of the purpose of the two LLCs and how the two LLCs were design. With regards to the design of the two LLCs, please tell us the involvement of the FDIC and Lennar. Please also explain the risks that the two LLCs were designed to create and pass on to the FDIC and Lennar.

8. We note that you have concluded that you could be required to absorb losses of the two LLCs that could potentially be significant to the LLCs based on three contractual provisions. Please supplement the discussion of the three contractual provisions with an analysis as to how the losses you may be required to absorb relates to the total losses that the two LLCs would incur by quantifying your expected losses as compared to the two LLCs total losses. Please ensure that your analysis considers all possible scenarios.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief